July 7, 2005

Mail Stop 4561

By U.S. Mail and facsimile to (301)592-8145

Mr. Robert L. Harris
KH Funding Company
10801 Lockwood Drive, Suite 370
Silver Spring, MD 20901

Re:	KH Funding Company
	Amendment Number Two on Form SB-2
      Filed July 1, 2005
	File No. 333-124155

Dear Mr. Harris:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please make sure that all agreements and previously filed exhibits are properly referenced. We note that the "1998 Incentive Stock
Plan" is actually not the exact name of the document executed and previously filed.

Summary of the Terms of the Offering, page 2

2. In the response to prior comment 11, KH Funding indicates that it will file a supplement to announce any rate change, that it will give written notice of any downward rate change and that the changes will be announced on the company`s web site. Revise this section to include this disclosure and to provide the web address of the website where the supplement will be posted.

Risk Related to Our Business, page 9

3. In the first paragraph of this section, KH Funding states there is no guarantee that the initial analysis of loans will reflect actual future results... Please restate this to reflect the actual risk to investors. The risk is not that KH Funding "can not guarantee" the analysis but that the analysis may be flawed and losses may be incurred.

4. In KH Funding`s disclosure provided in response to our previous comment 6, the company disclosed its intentions to increase its purchases of sub-prime loans but does not discuss the risks associated this increased exposure. Please add disclosure related to the risk under a separate heading.

5. Please revisit our previous comment 7. The Company`s disclosure regarding "Hard Collateral" still is not clear. Please revise to simplify the discussion of the security interest and collateralization that the company holds to support its loans.

Legality Opinion of Whiteford, Taylor & Preston

6. Please update the first paragraph to reflect that the First
Supplemental Indenture has been executed.

7. Please delete the last sentence of the penultimate paragraph of the opinion, or change "hereafter" to "thereafter."

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.


We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


Please contact Kathryn McHale at (202) 551-3464 or me at (202)
551-
3419 with any questions regarding these comments.

						Sincerely,



						Christian Windsor
						Special Counsel


cc:	Sonia Galindo, Esq.
	Scott Freed, Esq.
	Whiteford, Taylor & Preston LLP
	Seven Saint Pail Street, Suite 1500
	Baltimore, MD 21202